                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X   Form 40-F
                                  -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No   X
                                  -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

Attached hereto and incorporated by reference herein are the following:

     (i) Consolidated financial statements of Tefron Ltd. for the fiscal quarter ended March 31, 2003, prepared in accordance with generally accepted accounting principles in the United States. These financial statements were attached to the quarterly report of Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its quarterly financial statements for the period ended March 31, 2003, the financial statements of Tefron.

          These financial statements are in addition to the financial statements of Tefron Ltd. for the three-month period ended March 31, 2003, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on May 19, 2003.

     (ii) Management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended March 31, 2003, with respect to the financial statements of Tefron.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             ------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             ------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager



Date: June 2, 2003

                        TEFRON LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2003


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                         PAGE

REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS      2

CONSOLIDATED BALANCE SHEETS                                             3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                     5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   7 - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              9 - 10



                           - - - - - - - - - - - - - -

[LOGO] ERNST & YOUNG       [ ] KOST FORER & GABBAY      [ ] Phone: 972-3-6232525
                               3 Aminadav St.               Fax:   972-3-5622555
The Board of Directors         Tel-Aviv 67067, Israel
Tefron Ltd.
-----------



    Re: Review report of unaudited interim consolidated financial statements as of and for the three months period ended March 31, 2003
         ----------------------------------------------------------------------


       We have reviewed the accompanying consolidated balance sheet of Tefron Ltd. ("the Company") and its subsidiaries as of March 31, 2003, the related consolidated statements of operations, the consolidated statements of cash flows and the changes in shareholders' equity for the three months period ended March 31, 2003, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management. The Consolidated financial statements as of March 31, 2002, were audited by other auditors who expressed an unqualified opinion.

       A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

       Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.



                                                   /s/ Kost Forer & Gabbay
                                                      --------------------
Tel-Aviv, Israel                                       KOST FORER & GABBAY
May 13, 2003                                    A Member of Ernst & Young Global


                                                                                          TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                 MARCH 31,
                                                                       ------------------------------     DECEMBER 31,
                                                                            2003            2002              2002
                                                                       --------------- -------------- --------------------
                                                                                 UNAUDITED
                                                                       ------------------------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                             $    5,854         3,517       $        6,742
   Trade receivables, net                                                    18,880        17,535               21,421
   Other accounts receivable and prepaid expenses                             5,060        12,582                5,459
   Inventories                                                               26,468        24,842               26,206
                                                                       --------------- -------------- --------------------

 TOTAL current assets                                                        56,262        58,476               59,828
                                                                       --------------- -------------- --------------------

 SEVERANCE PAY FUND                                                             411           451                  433
                                                                       --------------- -------------- --------------------

 PROPERTY, PLANT AND EQUIPMENT, NET                                          96,232       108,398               98,499
                                                                       --------------- -------------- --------------------

 OTHER ASSETS:
   Goodwill                                                                  30,743     *) 30,743               30,743
   Deferred taxes                                                             3,961             -                3,961
   Investment in affiliated companies                                           500           379                  354
   Advance to supplier of fixed assets                                        1,428           963                1,374
   Other                                                                      1,154             -                1,219
                                                                       --------------- -------------- --------------------

 TOTAL other assets                                                          37,786        32,085               37,651
                                                                       --------------- -------------- --------------------

 TOTAL assets                                                            $  190,691       199,410       $      196,411
                                                                       =============== ============== ====================



*)   Restated (See note 4).

The accompanying notes are an integral part of the consolidated financial statements


                                                                                          TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                 MARCH 31,
                                                                       ------------------------------     DECEMBER 31,
                                                                            2003            2002              2002
                                                                       --------------- -------------- --------------------
                                                                                 UNAUDITED
                                                                       ------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Short-term bank credit                                                $   17,298          20,720      $       14,767
   Current maturities of long-term debt:
     Bank                                                                    15,610          22,119              15,610
     Capital leases and other loans                                           2,175           3,756               2,135
   Trade payables                                                            20,591          19,158              24,771
   Other accounts payable and accrued expenses                                7,852           6,064               8,712
                                                                       --------------- -------------- --------------------

 TOTAL current liabilities                                                   63,526          71,817              65,995
                                                                       --------------- -------------- --------------------

 LONG-TERM LIABILITIES:
   Bank loans                                                                58,810          72,016              63,264
   Capital leases and other loans                                             2,566           6,491               3,114
   Deferred taxes                                                             8,613           7,525               8,117
   Accrued severance pay                                                      2,208           2,125               2,123
                                                                       --------------- -------------- --------------------

 TOTAL long-term liabilities                                                 72,197          88,157              76,618
                                                                       --------------- -------------- --------------------

 MINORITY INTEREST                                                           13,846               -              13,690
                                                                       --------------- -------------- --------------------

 SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 1 par value: Authorized: 50,000,000 shares at March 31, 2003 and December 31, 2002; Issued and outstanding: 13,409,566 shares at March 31, 2003 and
       December 31, 2002                                                      5,575           5,575               5,575
     Deferred shares of NIS 1 par value: Authorized, issued and outstanding: 4,500 shares at March 31, 2003 and December 31,
       2002                                                                       1               1                   1
   Additional paid-in capital                                                62,810          62,810              62,810
   Accumulated deficit                                                      (19,856)        (21,542)            (20,870)
                                                                       --------------- -------------- --------------------

                                                                             48,530          46,844              47,516
   Less - 997,400 Ordinary shares in treasury, at cost                       (7,408)         (7,408)             (7,408)
                                                                       --------------- -------------- --------------------

 TOTAL shareholders' equity                                                  41,122          39,436              40,108
                                                                       --------------- -------------- --------------------

 TOTAL liabilities and shareholders' equity                              $  190,691      $  199,410     $       196,411
                                                                       =============== ============== ====================

The accompanying notes are an integral part of the consolidated financial statements

              May 13, 2003                              /s/ Y. Shiran                             /s/ G. Rozen
 ---------------------------------------    -----------------------------------------     ---------------------------------
         Date of approval of the                            Y. Shiran                                 G. Rozen
          financial statements                Chief Executive Officer and Director             Chief Financial Officer


                                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,                    YEAR ENDED
                                                                    ----------------------------------      DECEMBER 31,
                                                                          2003              2002                 2002
                                                                    ----------------  ----------------  ---------------------
                                                                                UNAUDITED
                                                                    ----------------------------------
 Sales                                                               $      42,389     $      40,194     $          190,305
 Cost of sales                                                              34,212            33,064                151,385
 Restructuring costs                                                             -                 -                  1,550
                                                                    ----------------  ----------------  ---------------------

 Gross profit                                                                8,177             7,130                 37,370
 Selling, general and administrative expenses                                4,927             4,389                 18,358
 Restructuring costs                                                             -                 -                  3,793
                                                                    ----------------  ----------------  ---------------------

 Operating income                                                            3,250             2,741                 15,219
 Financial expenses, net                                                     1,171             1,693                  5,457
 Other expenses (income), net                                                 (125)                4                  2,293
                                                                    ----------------  ----------------  ---------------------

 Income before taxes on income                                               2,204             1,044                  7,469
 Taxes on income                                                               479               300                  4,979
                                                                    ----------------  ----------------  ---------------------

 Income after income taxes                                                   1,725               744                  2,490
 Equity in losses of affiliates                                                 78               138                    392
 Minority interest in earnings of a subsidiary                                 633                 -                    822
                                                                    ----------------  ----------------  ---------------------

 Net income from ordinary activities                                         1,014               606                  1,276
 Cumulative effect of change in accounting principle
   (Note 3)                                                                      -           (18,774)               (18,774)
                                                                    ----------------  ----------------  ---------------------

 Net income (loss)                                                   $       1,014     $     (18,168)    $          (17,498)
                                                                    ================  ================  =====================

 Income per share from ordinary activities                           $        0.08     $        0.05     $             0.10
                                                                    ================  ================  =====================

 Loss per share from cumulative effect of change in accounting
   principles                                                        $           -     $       (1.51)    $            (1.51)
                                                                    ================  ================  =====================

 Basic and diluted net income (loss) per share                       $        0.08     $       (1.46)    $            (1.41)
                                                                    ================  ================  =====================


The accompanying notes are an integral part of the consolidated financial statements


                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                      ORDINARY SHARES          ADDITIONAL
                                                 --------------------------      PAID-IN       ACCUMULATED
                                                  NUMBER(*)       AMOUNT         CAPITAL         DEFICIT
                                                 ------------   -----------   -------------  ----------------
 Balance as of January 1, 2002                    12,412,166     $   5,576     $    62,810    $       (3,372)

 Foreign currency translation adjustments                  -             -               -                 -
 Amortization of deferred stock compensation               -             -               -                 -
 Net loss                                                  -             -               -           (17,498)
                                                 ------------   -----------   -------------  ----------------


 Balance as of December 31, 2002                  12,412,166         5,576          62,810           (20,870)

 Net income                                                -             -               -             1,014
                                                 ------------   -----------   -------------  ----------------


 Balance as of March 31, 2003 (unaudited)         12,412,166     $   5,576     $    62,810    $      (19,856)
                                                 ============   ===========   =============  ================


                                                                   ACCUMULATED
                                                                      OTHER
                                                    DEFERRED      COMPREHENSIVE      TREASURY
                                                  COMPENSATION        INCOME          SHARES          TOTAL
                                                 --------------  ----------------  -------------   ------------


 Balance as of January 1, 2002                    $        (68)   $          50     $   (7,408)     $   57,588

 Foreign currency translation adjustments                    -              (50)             -             (50)
 Amortization of deferred stock compensation                68                -              -              68
 Net loss                                                    -                -              -         (17,498)
                                                 --------------  ----------------  -------------   ------------


 Balance as of December 31, 2002                             -                -         (7,408)         40,108

 Net income                                                  -                -              -           1,014
                                                 --------------  ----------------  -------------   ------------


 Balance as of March 31, 2003 (unaudited)         $          -    $           -         (7,408)     $   41,122
                                                 ==============  ================  =============   ============


*)   Net of 997,400 Ordinary shares in treasury .

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,                    YEAR ENDED
                                                                    ----------------------------------      DECEMBER 31,
                                                                         2003              2002                 2002
                                                                    ----------------  ----------------  ---------------------
                                                                                UNAUDITED
                                                                    ----------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                   $      1,014      $    (18,168)     $        (17,498)
   Adjustments to reconcile net loss to net cash provided by
     operating activities:
     INCOME AND EXPENSES NOT AFFECTING OPERATING CASH FLOWS:
       Goodwill write-off                                                         -            18,774                18,774
       Restructuring cost:
          Write down of long-lived assets                                         -                 -                 2,622
          Inventory mark down                                                     -                 -                 1,550
       Depreciation and amortization                                          1,984             2,578                 9,722
       Accrued severance pay, net                                               (35)               97                 1,285
       Decrease deferred income taxes                                           479               300                 4,571
       Equity in losses of affiliates                                            78               138                   392
       Loss (gain) on sale of property and equipment                           (125)                -                     8
       Minority interest in earnings of a subsidiary                            633                 -                   822
       Loss from issuance of shares to third party                                -                 -                 2,082
                                                                      --------------    --------------    -------------------

                                                                              4,028             3,719                24,330
                                                                      --------------    --------------    -------------------
     CHANGES IN OPERATING ASSETS AND LIABILITIES:
       Decrease in trade receivables                                          2,541             5,905                 2,019
       Increase in other accounts receivable and prepaid expenses              (484)           (1,333)                 (343)
       Decrease (increase) in inventories                                      (262)              280                (2,634)
       Increase (decrease) in trade payables                                 (4,180)           (1,170)                4,227
       Decrease in other accounts payable and accrued expenses                 (406)           (2,792)               (1,753)
                                                                      --------------    --------------    -------------------

                                                                             (2,779)              890                 1,516
                                                                      --------------    --------------    -------------------

 Net cash provided by operating activities                                    1,237             4,609                25,846
                                                                      --------------    --------------    -------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                               (1,227)             (768)               (2,977)
   Investment grants received                                                 1,861             1,105                 1,659
   Investment in affiliates                                                    (105)                -                  (279)
   Proceeds from sale of property, plant and equipment                          125                 -                   218
                                                                      --------------    --------------    -------------------

 Net cash provided by (used in) investing activities                            654               337               (1,379)
                                                                      --------------    --------------    -------------------


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,                    YEAR ENDED
                                                                    ----------------------------------      DECEMBER 31,
                                                                         2003              2002                 2002
                                                                    ----------------  ----------------  ---------------------
                                                                                UNAUDITED
                                                                    ----------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES
    Receipt of long-term bank loans                                               -                 -               25,772
    Repayment of long-term bank loans                                        (4,454)           (8,058)             (50,320)
    Payment under capital lease and other loans                                (508)             (823)              (5,821)
    Receipt under capital lease                                                   -               330                  330
    Increase (decrease) in short-term bank credit, net                        2,531             2,044               (3,908)
    Dividend paid to minority interest in subsidiaries                         (348)                -                    -
    Payment under issuance of shares to minority shareholders                     -                 -               (1,214)
    Proceeds from issuance of shares to minority shareholders                     -                 -          *)   12,358
                                                                      ---------------   ---------------   -------------------

  Net cash used in financing activities                                      (2,779)           (6,507)             (22,803)
                                                                      ---------------   ---------------   -------------------

  Increase (decrease) in cash and cash equivalents                             (888)           (1,561)               1,664
  Cash and cash equivalents at the beginning of the period                    6,742             5,078                5,078
                                                                      ---------------   ---------------   -------------------

  Cash and cash equivalents at the end of the period                   $      5,854      $      3,517      $         6,742
                                                                      ===============   ===============   ===================

  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

  Cash paid (received) during the period for:

    Interest                                                           $      1,296      $      2,744      $          5,962
                                                                      ===============   ===============   ===================

    Income taxes, net of refunds                                       $          5      $          -      $            (37)
                                                                      ===============   ===============   ===================


*)   Net of issuance expenses in the amount of $ 642 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-      SIGNIFICANT ACCOUNTING POLICIES

              The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2002, are applied consistently in these financial statements.


NOTE 2:-      UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

              The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.


NOTE 3:-      GOODWILL

              On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets
             (SFAS 142).

              As of January 1, 2002, the Company has an unamortized goodwill in the amount of $ 49,517. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company had performed an assessment of whether there is an indication that the goodwill is impaired as of January 1, 2002. To accomplish this, the Company identified its reporting units and determined, throughout an independent expert, the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units as of January 1, 2002.

              The Company, relying on an independent expert, compared the fair value of each reporting unit's carrying amount. As a result, a reporting unit's carrying amount exceeded its fair value, the Company had performed the second step of the transitional impairment test in respect of the reporting unit goodwill. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities, in a manner similar to a purchase price allocation, to its carrying amount, both of which would be measured as of January 1, 2002. As a result, a goodwill identified with that business unit, which carrying amount of $ 18,774, has been impaired under the provisions of SFAS 142. The transitional impairment loss of $ 18,774 was recognized as the cumulative effect of a change in accounting principle as of January 1, 2002, in the Company's statement of income.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:-      SUBSEQUENT EVENTS

              On March 26, 2003, The Company entered into a share purchase agreement, which was approved on April 24, 2003 with Macpell Industries Ltd. ("Macpell"), and with Mr. Ron Grundland, pursuant to which we agreed to acquire 100% of the outstanding Ordinary Shares of Macro Clothing Ltd., ("Macro") upon the satisfaction of certain conditions, is consideration for the assumption by Tefron of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $ 530,000, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay to the Company the amount of $ 300,000 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to the Company its rights to a loan to Macro in the amount of approximately NIS 2.4 million. Closing day or the agreement was May 5, 2003. Macro manufactures, markets and sells of the swimsuits and beachwear.

              The total for Macro's shareholders' deficiency as of March 31, 2003, is: $ 1,102 thousand.


NOTE 5:-      SEGMENT REPORTING

                                                                   THREE MONTHS ENDED MARCH 31, 2003
                                                       ---------------------------------------------------------
                                                        CUT & SEW                     HEALTH
                                                         - ISRAEL       HI-TEX       CARE USA      CONSOLIDATED
                                                       ------------  ------------  -------------  --------------
               Sales to unaffiliated customers           $  13,788     $  18,628     $   9,973      $    42,389
                                                       ============  ============  =============  ==============

               Operating income                          $   1,579     $     100     $   1,571      $     3,250
                                                       ============  ============  =============  ==============


                                                                   THREE MONTHS ENDED MARCH 31, 2002
                                                       ---------------------------------------------------------
                                                        CUT & SEW                     HEALTH
                                                         - ISRAEL       HI-TEX       CARE USA      CONSOLIDATED
                                                       ------------  ------------  -------------  --------------

               Sales to unaffiliated customers           $  14,340     $  16,826     $   9,028      $    40,194
                                                       ============  ============  =============  ==============

               Operating income (loss)                   $   1,611     $    (913)    $   2,043      $     2,741
                                                       ============  ============  =============  ==============


                                                                      YEAR ENDED DECEMBER 31, 2002
                                                       ---------------------------------------------------------
                                                        CUT & SEW                     HEALTH
                                                         - ISRAEL       HI-TEX      CARE - USA     CONSOLIDATED
                                                       ------------  ------------  -------------  ---------------

               Sales to unaffiliated                     $  66,199     $  86,524     $  37,582      $   190,305
                                                       ============  ============  =============  ===============

               Operating income (loss)                   $  10,611     $  (2,760)    $   7,368      $    15,219
                                                       ============  ============  =============  ===============

                                     - - - - - - - - - - - - - -

                                                                [LOGO]
                                                                ------
                                                                TEFRON


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         ---------------------------------------------------------------
                              RESULTS OF OPERATIONS
                              ---------------------


Tefron Ltd. manufactures boutique-quality everyday intimate apparel and active-wear sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Schiesser, J.C. Penny, Target, Nike and Warnaco/Calvin Klein, as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce boutique-quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, tank tops, boxers, leggings, tank, tops, crop, bras, T-shirts and bodysuits and active-wear, primarily for women.

We are known for the technological innovation of our Hi-Tex and cut-and-sew manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

THREE MONTHS ENDED MARCH 31, 2003 COMPARED WITH THREE MONTHS ENDED MARCH 31,
2002


SALES. Sales increased by 5.5% to $42.4 million in the first quarter of 2003 as compared to $40.2 million in the first quarter of 2002.

COST OF SALES. Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead related to our manufacturing operations. Cost of sales increased by 3.5% to $34.2 million in the first quarter of 2003 as compared to $33.1 million in the first quarter of 2002. This was primarily due to an increase in subcontracting cost in the health care division. Despite the absolute increase in the cost of sales, as a percentage of sales, cost of sales decreased to 80.7% in the first quarter of 2003 as compared to 82.3% in the first quarter of 2002 mainly due to continued improvement in use of materials and in operational efficiencies.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of costs relating to salaries of employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 12.2% to $4.9 million in the first quarter of 2003 as compared to $4.4 million in the first quarter of 2002. As a percentage of sales, selling, general and administrative expenses increased to 11.6% in the first quarter of 2003 as compared to 10.9% in the first quarter of 2002. This increase was primarily due to an increase in freight charges during the period of the shift of production from the Alba consumer division to the Hi-Tex division in Israel which resulted from the reorganization of Alba Waldensian, Inc.

FINANCING EXPENSES (INCOME), NET. Financing expenses decreased to $1.2 million in the first quarter of 2003 as compared to $1.7 million in the first quarter of 2002. This decrease was primarily attributable to a significant decrease in net bank debt, capital lease and other loans from $121.6 million as of March 31, 2002 to $90.6 million as of March 31, 2003, and a decline in the average LIBOR interest rate from an average rate of 2.0% in first quarter 2002 to an average rate of 1.5% in first quarter 2003.

INCOME TAXES. Income tax expenses for the first quarter totaled $0.5 million as compared to $0.3 million the first quarter of 2002 mainly as a result of the recognition of $2.2 million in net income before income tax this quarter compared to $1.0 million net income before income tax in the first quarter of the previous year.

EXTRAORDINARY EXPENSE. To comply with the new Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142 we recorded a one-time non-cash goodwill adjustment of approximately $18.8 million in the first quarter of 2002, reflecting the cumulative effect of the change in accounting principles as of January 1, 2002. This quarter we did not record any extraordinary expenses.

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LIQUIDITY AND CAPITAL RESOURCES

During the first three months of 2003, we generated $1.2 million of cash flow from operations, despite cash outflow of $3.9 million in Alba's Consumer Division, most of which resulted from the closing down of the production activities of Alba's Consumer Division and their consolidation with the Hi-Tex production lines.

We received during the first quarter of 2002, government grants of $1.9 million, which were primarily used to finance investments in fixed assets.

We used the cash flow from operations, together with the balance of government grants, to continue the retirement of bank debts.

As of March 31, 2003 we had cash and cash equivalents of $5.8 million as compared to $6.7 million as of March 31, 2002.